













HOPSTER'S
AROMATIC

Overview and Vision

HOPSTERS

# Investor Overview and Vision

**November, 2016**

# Introduction To Hopsters



Hopsters is a unique and exciting restaurant, bar, craft beer brewery and "brew your own" concept with delicious food and great craft beer that is poised for significant growth in Boston and other major cities. Building on the success of its flagship store in Newton, MA., Hopsters will be opening its second, larger "prototype" location in Boston's Seaport District in the Spring of 2017. Over the next 6 years the Company intends to locate Hopsters in numerous other major US cities (and perhaps abroad). **Welcome to Hopsters!**

# Craft Beer: The Fastest Growing Beer Category



## U.S. BEER SALES VOLUME GROWTH 2015



**OVERALL BEER** 0.2%
196,701,792 BBLS



12.8% **CRAFT**
24,076,864 BBLS



**IMPORT BEER** 6.2%
31,245,124 BBLS



16.3% **EXPORT CRAFT BEER**
446,151 BBLS



**OVERALL BEER MARKET**
$105.9 BILLION

**CRAFT BEER MARKET**
$22.3 BILLION
16% DOLLAR SALES GROWTH



**CRAFT 12.2% SHARE IN 2015**
(24,076,864 BBL)

**IMPORT**
(31,245,124 BBL)

**DOMESTIC**
(141,379,804 BBL)

SOURCE: BREWERS ASSOCIATION, BOULDER, CO

http://www.brewersassociation.org/statistics/national-beer-sales-production-data/



# Hopsters: The First Custom Craft Brewery

*A community brewery and restaurant that brings people together to create unique craft beers*

 Founded in 2013 by Lee Cooper, Hopsters offers a unique and custom craft brewing experience for everyone – individuals, groups and businesses

 Riding the explosive growth within the craft beer market, Hopsters provides one of the first "brew-it-yourself" experiences in the U.S.

 In addition to group brewing sessions (kettles), Hopsters also serves in house brewed craft beer, delicious food and go to market Hopsters-branded line of craft beers

 Hopsters partners with local food producers for all ingredients and makes a point of supporting local businesses

 Through the last 12 months of operation, Hopsters has far exceeded revenue and profitability expectations

 The Company is primed for explosive growth and is ready to open its flagship Boston location





# The Hopsters Concept
## Unique, personalized brewing experience not currently offered in the market






### *The Hopsters Experience*

1. *Choose Your Brew: Choose from any of over 30 craft beer recipes.*

2. *Grab Your Ingredients: Select ingredients from the Ingredients Room – most ingredients sourced from local farms!*

3. *Start Brewing: Combine ingredients and boil for ~ 1 hour. Relax with food & drink and keep an eye on your kettle.*

4. *Add Yeast to Kick Off Fermentation: Transfer beer to fermentation tank to ferment for ~ 10 days (onsite).*

5. *Bottle It: Come back to bottle and label your beer or have us do it for you. We can also provide a keg of your beer.*



# Hopsters is at the Center of Significant Current Trends

**Local Craft Beers**

**Fresh, Local Menu Ingredients**


HOPSTERS

**Dine & Entertain Experience through "Brew Your Own"**

# The Hopsters "Value Proposition"

**Highly "social" craft beer focus will attract Millennials and others**

**Attractive Multi-Revenue Model and Strong Projections**

**"A" second Location in Hot Boston Seaport District**



**"Proof of Concept" with Highly Successful Newton Store**

**Significant Revenues from Corporate Events and Private Groups**



# Hopsters Newton…

## *Early success in the Company's Newton initial location*



- Opened in September 2013, Hopsters' Newton location has far exceeded sales and profitability expectations, while effectively serving as an "incubator" location
- 2,000 sq ft location has capacity for 90 people and boasts 10 kettle stations, a bar and a small quick serve kitchen
- Multiple revenue streams benefitting from captive audience (two hour brew session drives incremental food and drink sales)
- As of May 2014, Hopsters obtained a license to serve Hopsters-brewed beer
- Company has been particularly successful in hosting brewing events for Boston businesses, including: *Google, John Hancock, Harvard, Merrill Lynch, Hubspot and many others*













BREW
BERTUCCI'S

**Newton Sales**

Liquor & Guest beer
12%
Kettles
40%
Food
25%
Sales $1.2M
23%
Hopsters Beer

**Cost of Goods Sold**

25%
Food
17%
Bar Supplies
20%
Brewing Supplies
76% Gross Margin



# Recent Hopsters Buzz

*Hopsters has garnered media attention both locally and at the national level*

***Local and National Press***





























BOSTON'S BEST 2014 The Improper Bostonian

The Boston Globe

Phantom Gourmet

EATER

WINNER BOSTON'S BEST 2015 The Improper Bostonian

edible BOSTON — Celebrating the abundance of local food

dig — Boston's Weekly

Boston Herald — www.bostonherald.com

Boston magazine

BIZBASH

WICKED LOCAL®

THRILLIST

HOPSTERS

# Corporate Event Case Study: John Hancock

*50+ person event for John Hancock represented $10k of sales over three hour period*

- Hosted corporate outing for +50 John Hancock employees in April (John Hancock has since held multiple subsequent events)

- Event priced at $125 / head, exclusive of food and drink tabs

- Small footprint and occupancy restraints of Newton location require often closing the location to the public for private events

- Corporate events represent a significant growth driver for the business

- Extremely high margin business for Company

- Five times as profitable as standard restaurant. 20% EBITDA 2015; 35% NOI projected at Seaport









# Some of Hopsters Corporate Clients





























- Google
- John Hancock
- hp
- VE RI TAS HARVARD
- Merrill Lynch
- HubSpot
- Biogen
- Good things come from Sysco
- genzyme A SANOFI COMPANY
- athenahealth
- NIXON PEABODY
- NP NP NP
- svb Silicon Valley Bank
- Bain Capital PRIVATE EQUITY
- Century 21 SMARTER. BOLDER. FASTER.

# Hopsters Seaport and Future Growth





# What We Learned in Newton......

*Newton has served as a critical incubator location allowing us to test ideas/concepts*

- **Hopsters is a highly "scalable" concept** that appeals to the right demographic groups and is "on trend" with current developments in the restaurant business: craft beer; "farm to table" food and entertainment

- Indeed we should maintain and **expand our high quality "farm to table" menu** offerings

- **Need a bigger footprint** – in order to (i) host larger corporate events (50+ people): we currently need to turn away walk-in customers due to private events and (ii) accommodate more diners

- **Being closer to our the customers** is key – every day we hear potential customers tell us how great it would be to have a location downtown

- **Serving our own beer** through our own taps is delicious...and profitable – we earn a +95% gross margin on all Hopsters–brewed beer served on site

- **On site commercial brewing** grows beer profits, sales, credibility and brand awareness; however, commercial brewing on premise is expensive, complex and detracts from major profit center.



# Hopsters New Flagship Location in Boston's Seaport: Feb., 2017

*51 Sleeper St. in rapidly growing Seaport includes 12 kettles, restaurant, bar, and beer garden*

 Rapidly growing Seaport District represents highly desirable real estate yet priced at a discount to Boston's higher-end neighborhoods

 Prime location adjacent to Boston's Financial District, which will drive strong corporate event activity

 High traffic area with nearby restaurants, hotels and corporate offices to drive high foot traffic for bar sales / beer garden (first of its kind in Seaport area)

 +5,000 sq. ft. location has full basement and ability to house all brew equipment and kegs for fermentation



 Lease currently being negotiated; Architect chosen and permits in process



# Hopsters Boston Seaport













# Hopsters Boston Seaport

dw
WAREWASHING
WOMEN'S RESTROOM
MEN'S RESTROOM
OFFICE
PREP AREA
KITCHEN
5'-0"
pick up
walk -in refrigerator
BEER GARDEN SEATS 60
custom rail system
Existing Mechanical Space
bottling stations
grinder
BREWING AREA SEATS 20
malts
kettles
4'-0"
drinking rail
ingredients
BAR-SEATS 15
DINING AREA SEATS 36
Host station
OUTDOOR PATIO

BREW BEER

# Hopsters Boston Seaport









# Hopsters Growth Plan

## NATIONAL ROLLOUT: 2017-2022



- Hopsters will be the 1st scalable "brew-it-yourself" brew pub concept with a national brand and locations in numerous major cities in the US and perhaps abroad
- Following a successful Seaport opening, the goal will be to open two new locations in 2017-2018 at least one of which will be in another East Coast city such as Philadelphia or Washington D.C.
- Goal: 16 locations by 2022





HOPSTERS

*Boston Seaport location already identified (contingent on funding). Numerous additional markets on both coasts (Baltimore, Chicago, Portland, etc. prime targets for Phase II expansion.*



## Significant Increase in Corporate Events:



- With its new Boston Seaport Location directly across from the Financial District, Hopsters will Increase its already significant Corporate Event Business by at least 2X in 2017



# Our Financial Model and Investment Summary





# Hopsters Multiple Revenue Streams

Dining Room
&
Beer Garden

Large Bar Area

Corporate
Events

Private
Events

Retail and
Distribution of
Hopster Beers

HOPSTERS



# Financial Highlights*

**Newton Store is Highly Profitable**

 Gross Margins: 76%

 EBITDA: 24%

 Net Income: 15%

**New Boston Seaport Location Projects Strong Financial Performance**

 Revenues: $3.35M

 Gross Margins: 80+%

 EBITDA: 30+%

 Net Income: 20+%

**Rollout:** at least16 stores in 10+ cities in the US by 2022 with multiple "exit" options with significant IRR's and return "multiples" to Investors. *Excludes Overseas Opportunities.*

*\* Detailed Historical and Projected Financials and "return" scenarios available on request*



# Investment Terms: $1M

**Type of Security:** Series A Preferred Shares

**Valuation:** $6M "pre-money" valuation. $1.7M investment equates to 30% "post- money" ownership of Hopsters LLC

**Priority Distributions:** Investor would receive its investment *and* return prior to regular or liquidity event distributions pro rata to all investors

**Other Priority Rights:** Investor would have the right to make Anti-Dilution cash investments in any future rounds; Rights of First Refusal on Company shares; Drag-Along Rights; Conversion (to Common) Rights; Registration Rights

**Voting Rights:** Equal to common shares (Founders/Principals)

**Board Seat:** 1-2

**Information Rights:** Standard for this type of Investment

 HOPSTERS

# "Uses" for $1.7M Investment

The Investment will be used as follows:

 **Buildout** $1.12M (net of $580k of Landlord Improvements)

 **Equipment** $105,000

 **Beverage Package** $290,000

 **License** $80,000

 **Inventory** $15,000

**Professional Fees** $90,000

The cash flow generated from the business would be re-invested in growth and expansion and reduce the likelihood of future rounds. Adding leverage at the store level when possible will greatly improve returns.



# Why Invest in Hopsters?

 **Hopsters is "On Trend" with a Diverse Audience:**

 **Local Craft Beers Attract Millennials and Others**

 **Fresh, Local "farm to table" Menu Items**

 **Dine & Entertain Experience through "Brew Your Own"**

 **Current Market Validation Through Success of Newton Store**

 **Compelling Financial Model**

 **Multiple Revenue Streams-Dining/Beer Garden, Bar, Brew Your Own and Retail**

 **Significantly Higher Margins and Profitability through Revenue Mix**

 **Significant Revenue from Highly Profitable Corporate Events**

 **Highly Scalable: Unique/Differentiated Concept in Boston and US**

 **Excellent "Exit" Scenarios (see prior chart)**

 HOPSTERS

# IMPORTANT INFORMATION

THIS INVESTOR PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO INVEST IN SECURITIES OF HOPSTERS, LLC ("HOPSTERS").

THE INFORMATION CONTAINED IN THIS INVESTOR PRESENTATION IS NOT COMPLETE AND IS ONLY INTENDED TO PROVIDE PROSPECTIVE INVESTORS WITH A BASIC UNDERSTANDING OF HOPSTERS AND ITS PROSPECTS. ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. PRIOR TO ACCEPTING ANY INVESTMENT, HOPSTERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF REPRESENTATIVES OF HOPSTERS CONCERNING HOPSTERS AND THE TERMS OF THE OFFERING DESCRIBED HEREIN AND TO OBTAIN ANY ADDITIONAL RELEVANT INFORMATION TO THE EXTENT HOPSTERS POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. EXCEPT AS AFORESAID, NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS BUSINESS PRESENTATION, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOPSTERS.

THIS INVESTOR PRESENTATION CONTAINS CONFIDENTIAL INFORMATION REGARDING HOPSTERS AND IS FURNISHED ON A CONFIDENTIAL BASIS. BY ACCEPTING DELIVERY OF THIS DOCUMENT AND RECEIVING ANY OTHER ORAL OR WRITTEN INFORMATION PROVIDED BY HOPSTERS, THE RECIPIENT AGREES (A) TO KEEP CONFIDENTIAL THE CONTENTS OF THIS INVESTOR PRESENTATION AND SUCH OTHER INFORMATION PROVIDED BY HOPSTERS AND NOT TO DISCLOSE THE SAME TO ANY THIRD PARTY OR OTHERWISE USE THE SAME FOR ANY PURPOSE OTHER THAN FOR THE SOLE PURPOSE OF EVALUATING HOPSTERS'S BUSINESS, (B) NOT TO COPY OR DISTRIBUTE, BY ANY METHOD WHATSOEVER, IN WHOLE OR IN PART, THIS INVESTOR PRESENTATION OR ANY OTHER WRITTEN INFORMATION PROVIDED BY HOPSTERS AND (C) TO RETURN THIS INVESTOR PRESENTATION AND ANY SUCH WRITTEN INFORMATION TO HOPSTERS UPON HOPSTERS' REQUEST.

ANY ESTIMATES, PROJECTIONS OR "FORWARD-LOOKING STATEMENTS" CONTAINED HEREIN HAVE BEEN PREPARED BY THE MANAGEMENT OF HOPSTERS AND INVOLVE ELEMENTS OF SUBJECTIVE JUDGMENT, WHICH MAY OR MAY NOT BE CORRECT, THAT MAY BE AFFECTED BY SUBSEQUENT DEVELOPMENTS, REGULATORY ACTIONS AND BUSINESS CONDITIONS THAT ARE NOT WITHIN HOPSTERS'S CONTROL. HOPSTERS MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION, ANY CONCLUSIONS DRAWN THEREFROM OR THE FACTS AND ASSUMPTIONS FROM WHICH ANY PROJECTED INFORMATION IS DERIVED, AND THERE CAN BE NO ASSURANCE THAT THAT HOPSTERS'S FUTURE MARKETS, BUSINESS AND OPERATIONS WILL NOT DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH HOPSTERS' ABILITY TO ACHIEVE ITS PROSPECTS, INCLUDING, WITHOUT LIMITATION, CHANGES IN APPLICABLE LAWS, RULES, AND REGULATIONS, RISKS ASSOCIATED WITH THE ECONOMIC ENVIRONMENT, THE FINANCING MARKETS, AND RISKS ASSOCIATED WITH HOPSTERS'S ABILITY TO EXECUTE ON ITS BUSINESS PLAN. HOPSTERS SHALL NOT BE LIABLE IN ANY MANNER FOR LOSS, DAMAGE OR INJURY RESULTING FROM THE INACCURACY OF THE INFORMATION AND MATERIALS CONTAINED HEREIN.

NO SECURITIES OF HOPSTERS HAVE BEEN OR WILL BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. ANY SECURITIES OF HOPSTERS WILL BE OFFERED AND SOLD FOR INVESTMENT ONLY TO QUALIFYING INVESTORS PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE OR OTHER SECURITIES LAWS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NO THE SECURITIES COMMISSION OF ANY STATE HAVE PASSED ON THE ADEQUACY OF ACCURACY OF THIS INVESTOR PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PURCHASE OF SECURITIES OF HOPSTERS INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS OR ENTITIES OF ADEQUATE MEANS WHO

HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT AND CAN AFFORD TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT.

